Exhibit 99.1

Westport Reports Third Quarter Fiscal 2012 Results

~ Strong Balance Sheet Provides Solid Foundation for a Range of Product Launches on Deck ~

VANCOUVER, Nov. 8, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the third quarter ended September 30, 2012 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"The overall market for natural gas transportation is developing with more infrastructure in place by the end of this year and key product launches for the industry, such as the Cummins Westport ISX12 G, edging closer," said David Demers, CEO of Westport Innovations Inc. "We expect to launch a portfolio of new products ranging from automotive and trucking to off-road applications over the next few quarters from a broad variety of OEMs. Our Ford F-250/350 program and Westport™ WiNG Power System is in full production now which positions us with a new product line with strong prospects for growth."

"We may have changed our near-term and annual revenue expectations, however, recent announcements to bring a new Cummins Westport 6.7 litre engine to market, targeting school buses, and an innovative new engine with Tata, also prove the thesis that virtually all segments of the transportation market will see significant opportunity for natural gas this decade," continued Demers. "While new markets evolve, our North American heavy-duty business is seeing repeat orders from customers such as UPS who've ordered 21 additional liquefied natural gas (LNG) tractors with Westport high pressure direct injection (HPDI). Finally, our programs with Caterpillar to jointly develop LNG as a fuel in mining truck and locomotive operations are off to a strong start. We are seeing high levels of interest from customers in these high fuel use industries."

"We have a strong balance sheet and our asset-light business model allows us to remain competitively positioned. We will continue to invest in key products and markets that will help provide new revenue streams and distribution channels to maintain our dominant market share."

Third Quarter and Year to Date (YTD) Highlights

	Quarter Ended September 30,		% Change	YTD Ended September 30,		% Change
($ in millions, except per share amounts)	2012	2011		2012	2011
Consolidated revenues	$ 76.1	$ 81.0	(6%)	$ 270.8	$ 164.0	65%
Consolidated gross margin	21.2	25.8	(18%)	90.2	58.6	54%
Consolidated gross margin percentage	27.8%	31.8%	-	33.3%	35.7%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	39.1	28.5	37%	115.8	76.5	51%
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(18.5)	(5.4)	(243%)	(28.1)	(21.9)	(28%)
Cash and short-term investments balance	294.7	105.6	179%	294.7	105.6	179%
Cash used in operations	3.6	21.8	(83%)	25.4	44.3	43%
Net loss*	32.5	13.2	146%	61.2	45.7	34%
Net loss per share	0.59	0.27	119%	1.14	0.96	19%

* Included in the Company's net loss for the three months ended September 30, 2012 and September 30, 2011 is a $7.4 million net foreign exchange loss and a $2.0 million net foreign exchange gain, respectively. Included in the Company's net loss for the nine months ended September 30, 2012 and September 30, 2011 is a $2.9 million and a $1.3 million net foreign exchange loss, respectively. These foreign exchange gains/losses are attributed to the movement in the Canadian dollar relative to the U.S. dollar, which are unrealized.

•         Westport product revenue for the quarter ended September 30, 2012 was $65.1 million, a decrease of $7.1 million, or 9.8%, from $72.2 million for the three months ended September 30, 2011. Westport parts revenue for the quarter ended September 30, 2012 was $9.7 million, an increase of $1.2 million, or 14.1%, from $8.5 million for the three months ended September 30, 2011. The number of engines in the field, their age and their reliability all impacted parts revenue each period. Service and other revenue was $1.4 million for the quarter ended September 30, 2012 compared with $0.4 million for the same period last year.

•         Research and development (R&D) expenses focused primarily on new products and new technology were $20.0 million for the three months ended September 30, 2012, an increase of $6.1 million from $13.9 million in the same period last year.

•         CWI R&D expenses were $3.6 million compared with $2.3 million.

•         Westport HD R&D expenses were $7.3 million compared with $6.0 million. Of the $7.3 million, $3.6 million was related to efforts under OEM development programs, which will be recovered at the next milestone.

•         Westport LD R&D expenses were $2.7 million compared with $4.2 million.

•         Corporate R&D expenses were $6.3 million compared with $1.4 million primarily due to investments in new product development programs.

•         General and administrative expenses were $9.0 million for the three months ended September 30, 2012, an increase of $2.1 million from $6.9 million in the same period last year primarily due to the addition of Westport LD North American facilities and acquired operations, as well as costs related to an increase in headcount. As of September 30, 2012, Westport had 1,098 employees globally, compared with 769 employees on September 30, 2011.

•         Sales and marketing expenses were $10.0 million for the three months ended September 30, 2012, an increase of $2.3 million from $7.7 million in the same period last year primarily due to an increase in OEM development initiatives, North American trucking activities, and costs related to high-horsepower and other new business development initiatives.

•         For the three months ended September 30, 2012, Westport reported a consolidated adjusted EBITDA loss of $18.5 million compared with a loss of $5.4 million in the prior year period. The reconciliation of adjusted EBITDA is described below.

•         Westport consolidated net loss increased due to lower sales volume and an increase in key product development efforts, along with the timing of payments under various development agreements. Included in the Company's net loss for the three months ended September 30, 2012 is a $7.4 million net foreign exchange loss attributed to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, the Company's net loss and net loss per share were $25.1 million and $0.46, respectively.

Financial Outlook for 2012
Based on recent feedback from OEM and fleet customers in North America and automotive OEM customers in Europe, Westport has proactively updated its 2012 financial outlook to reflect approximately 30% revenue growth year over year with the consolidated revenue expected to be between $340 and $350 million for the calendar year ended December 31, 2012.

Cummins Westport Inc. (CWI) Business Unit Highlights

	Quarter Ended September 30,		% Change	YTD Ended September 30,		% Change
($ in millions)	2012	2011		2012	2011
Units	1,588	1,625	(2%)	5,503	3,454	59%
Revenue	$ 45.5	$ 49.2	(8%)	$ 155.1	$ 106.2	46%
Gross margin	13.4	20.7	(35%)	50.5	46.3	9%
Gross margin percentage	29.5%	42.1%	-	32.6%	43.6%	-
Operating expenses	6.4	5.8	10%	17.0	15.1	13%
Segment operating income / Adjusted EBITDA(1)	6.9	14.9	(54%)	33.4	31.2	7%

(1)	Segment operating income (loss) is based on segment net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The reconciliation of Segment adjusted EBITDA is described below.

•         CWI delivered four quarters of record sales to June 30, 2012, however, general slowdown in truck shipments and inventory reductions in the refuse segment have contributed to a decrease in ISL G sales in the third quarter. September 2012 market orders for Class 8 trucks were 35% below the same month last year, contributing to the weakest quarter in the industry since Q3 2010, as reported by FTR Associates.

•         CWI revenue for the nine months ended September 30, 2012 was up 46.1% to $155.1 million with 5,503 engines shipped, compared with $106.2 million with 3,454 engines shipped in the same period last year.

•         CWI parts revenue for the quarter ended September 30, 2012 was $8.7 million, an increase of $0.7 million from $8.0 million in the same period last year, driven by the number of engines in service.

•         The decrease in CWI gross margin percentage during the quarter was primarily due to warranty adjustments, extended coverage adjustments, and net extended coverage claims totalling $3.4 million, and mix of sales. Excluding the adjustments, CWI gross margin percentage was 36.9%.

Year to date shipments in North America have increased by 38% compared to the previous year, with growth in each of the transit, refuse and conventional truck segments. Year to date international shipments increased 131% over 2011 due to large transit bus engine orders for China, Peru and Venezuela. During the quarter there were several new CWI ISL G-powered fleets put into service, including new refuse truck fleets in Pomona, CA, and Winnipeg, MB, and new transit bus fleets in Long Beach, CA, and Guadalajara, Mexico.

CWI is continuing the development of the ISX12 G, a 12 litre heavy-duty natural gas engine for regional haul, vocational and refuse applications. Limited production of this engine will commence in early 2013 at Cummins' Jamestown, New York engine plant. CWI is working with OEM launch partners including Freightliner, Peterbilt, Kenworth, Volvo and Autocar, all of whom are participating in the field trials.

Westport Light-Duty (Westport LD) Business Unit Highlights

	Quarter Ended September 30,		% Change	YTD Ended September 30,		% Change
($ in millions)	2012	2011		2012	2011
Revenue	$ 25.6	$ 25.7	(0.4%)	$ 82.9	$ 44.0	88%
Gross margin	6.1	5.3	15%	22.3	9.2	142%
Gross margin percentage	23.9%	20.6%	-	26.9%	21.0%	-
Operating expenses	7.7	7.8	(1%)	25.4	13.4	90%
Segment operating loss	1.6	2.5	(36%)	3.2	4.1	(22%)
Segment adjusted EBITDA	(1.1)	(2.3)	50%	(1.8)	(3.8)	53%

•         Westport LD revenue for the quarter ended September 30, 2012 decreased compared with the same period last year as a result of the economic conditions in key geographic markets including the Eurozone and weaker Euro to US dollar foreign exchange rate (an 11% decrease in exchange rate), offset by increases in industrial revenue of $0.8 million and North American revenue of $2.8 million attributed to deliveries of the Westport WiNG Power System. If foreign exchange was neutral, Westport LD revenue would have been $28.3 million or an increase of 10.1%.

•         Westport LD revenue for the nine months ended September 30, 2012 was up 88.2% to $82.9 million from $44.0 million in the same period last year primarily due to acquisitions. Westport is preparing for a variety of new product launches around the world in 2013 for automotive / light-duty vehicle applications.

During the quarter, Pioneer Natural Resources announced that it was adding 225 bi-fuel Westport WiNG natural gas powered Ford F-250 Super Duty trucks to its fleet. Pioneer has begun transitioning a number of its fleet vehicles from gasoline and diesel powered to those able to run on more cost-effective natural gas for light-duty and heavy-duty applications. Westport LD delivered 184 WiNG Power Systems to Pioneer during the quarter. Westport LD remains on track to deliver more than 500 units by the end of the year.

Westport LD in Sweden, the sole supplier of natural gas fuel systems to Volvo Car Corporation for the bi-fuel version of the popular V70 wagon, launched the 2013 model year V70. The 2.0-litre turbocharged V70 has improved fuel efficiency and extended range compared with the previous model. The manual transmission option is particularly popular for company cars in Sweden.

Westport Heavy-Duty (Westport HD) Business Unit Highlights

	Quarter Ended September 30,		% Change	YTD Ended September 30,		% Change
($ in millions)	2012	2011		2012	2011
Units	58	85	(32%)	284	104	173%
Product & parts revenue	$ 3.7	$ 5.8	(36%)	$ 17.3	$ 9.4	84%
Gross margin	0.2	(0.6)	133%	1.9	(1.3)	246%
Gross margin percentage	6.5%	(9.7%)	-	11.2%	(13.5%)	-
Operating expenses	12.0	10.0	20%	37.5	27.7	35%
Segment operating loss	11.8	10.2	16%	29.4	24.5	20%
Segment adjusted EBITDA	(11.0)	(9.4)	(17%)	(27.3)	(23.8)	(15%)

•         Westport HD (product and parts) revenue for the quarter ended September 30, 2012 was $3.7 million with 58 systems shipped, a decrease of $2.1 million from $5.8 million with 85 systems shipped. Westport HD average selling price (ASP) for the quarter ended September 30, 2012 was approximately $47,400 compared with $62,700 in the same period last year - a reduction of 24.4% while gross margin increased 133% compared to the same period last year.

•         Westport HD parts revenue for the quarter ended September 30, 2012 was $1.0 million, an increase of $0.5 million from $0.5 million in the same period last year.

•         Westport HD gross margin (excluding service revenue) and gross margin percentage for the quarter ended September 30, 2012 was $0.2 million and 6.5%, respectively, compared with negative $0.6 million and negative 9.7%, respectively, for the quarter ended September 30, 2011 - an improvement of 133% in gross margin.

•         Westport HD (product and parts) revenue for the nine months ended September 30, 2012 was up 83.8% to $17.3 million with 284 systems shipped, compared with $9.4 million with 104 systems shipped in the same period last year.

During the quarter, Westport HD shipped 58 HD Systems to Kenworth and Peterbilt for LNG truck production for customers such as City of Los Angeles, Basic Energy, Kenan Advantage and TransGas.

UPS has continued its commitment to building its natural gas powered fleet with an order for 21 Kenworth T800 LNG heavy-duty trucks. The T800s, powered by Westport HD, make UPS one of the largest fleet owners of LNG trucks in North America.

FortisBC, the gas distribution utility in British Columbia, Canada designed an incentive funding program to assist qualified medium and heavy-duty fleet owners to purchase natural gas vehicles in British Columbia and recently has notified successful applicants of their preliminary awards. The conditionally awarded recipients consist of 16 on-road-transportation fleets for 236 compressed natural gas (CNG) and 165 LNG vehicles. The final award details will be made public by FortisBC, which is expected to take place by the end of 2012 with vehicles being delivered in 2013.

According to Clean Energy Fuels' America's Natural Gas Highway deployment plan, 48 LNG stations have been built to date and Clean Energy expects to be on track to complete its goal of approximately 70 stations by year end.  As announced during its quarterly conference call, Clean Energy has 21 LNG stations under construction, 12 in various stages in entitlement, design, and permitting process, and 64 stations in process for next year.  By the end of 2014, Westport is confident that infrastructure will likely not be a material barrier to any fleet in the U.S. that wants to move to natural gas.

As announced at the Atlantic Provinces Trucking Association Transportation Summit in October, Irving Oil plans to open five LNG stations in Eastern Canada commencing in late 2013. Irving Oil is planning to make LNG available at five of its existing fuelling stations in Nova Scotia, New Brunswick and Quebec.

In August, a Shaanxi truck powered by the Weichai Westport 12L HPDI engine conquered 4,767 meter (or 15,640 feet) altitude testing for the first time on China's Kunlun Mountain. This marked a significant milestone as it was the highest altitude that natural gas trucks had ever reached, proving HPDI's comparable performance to diesel. The Weichai Westport HPDI engine will be undergoing cold testing through the winter months to prepare for commercial launch in 2013.

Weichai Westport Inc. (WWI) Highlights

	Quarter Ended September 30,		% Change	YTD Ended September 30,		% Change
($ in millions)	2012	2011		2012	2011
Units	4,825	2,272	112%	12,884	5,697	126%
Revenue	$ 58.7	$ 29.9	96%	$ 164.7	$ 77.2	113%
Gross margin	4.6	4.7	(2%)	20.3	13.3	53%
Gross margin percentage	7.8%	15.7%	-	12.3%	17.2%	-
Operating expenses	2.3	2.9	(21%)	12.1	8.8	38%
Operating income	2.3	1.8	28%	8.2	4.6	78%
Westport's 35% interest	0.7	0.4	75%	2.3	1.3	77%

•         Although not consolidated, Weichai Westport revenue increased to $58.7 million on 4,825 engines for the quarter ended September 30, 2012 compared with $29.9 million on 2,272 engines for the quarter ended September 30, 2011. Weichai Westport revenue for the nine months ended September 30, 2012 was up 113.3% to $164.7 million with 12,884 engines compared with $77.2 million with 5,697 engines.

•         Income from investment accounted for by the equity method for the three months ended September 30, 2012 was $0.7 million, which related to Westport's 35% interest, compared with Westport's $0.4 million in the prior year period.

•         Gross margins for Weichai Westport remain discounted as the company penetrates new markets and builds market share in China.

High-Horsepower (HHP) Highlights

The off-road development program with Caterpillar was launched in June 2012. In September, Westport attended the first-ever HHP Summit in Houston, which brought together delegates from key industries (e.g. rail, mining, marine, drilling, agriculture, construction, and on-site power generation) to discuss the use of natural gas for HHP applications. At the Summit, Joel Feucht, Caterpillar's newly appointed Director of Gas Engine Strategy, underlined the economic advantages of moving to natural gas and confirmed Caterpillar's intentions to go "all-in on natural gas" as quickly as possible. Feucht confirmed that Caterpillar, who is working closely with Westport, is committed to a long-term investment to provide natural gas fueled equipment and engines across its product lines. Furthermore, Caterpillar announced at September's MinExpo that its first expected LNG-powered products will likely include Cat® 793, 795 and 797 mining trucks.

CN is presently running two of its diesel-fired locomotives on natural gas as part of an evaluation program. This test also involves a longer term demonstration project with Westport, Electro-Motive Diesel (a Caterpillar subsidiary), and Quebec gas distributor Gaz Metro, with funding from Sustainable Development Technology Canada to develop a natural gas locomotive engine and LNG tender car to carry the fuel. Westport anticipates the first results from the test engine in mid-2013.

Non-GAAP Financial Measure; Adjusted EBITDA Results

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains and other. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net loss attributed to the Company	$(32,487)	$(13,162)	$(61,171)	$(45,652)
Provision for income taxes	(54)	5,020	11,245	11,060
Depreciation and amortization	2,964	2,683	8,249	4,543
Interest expense, net	1,424	475	3,618	2,312
Amortization of stock-based compensation	2,924	1,993	9,217	5,631
Unrealized foreign exchange loss (gain)	7,371	(2,011)	2,878	1,318

EBITDA	(17,858)	(5,002)	(25,964)	(20,788)

Less: Gains (loss) and other	87	76	305	141
Less: Income from unconsolidated joint ventures	(715)	(436)	(2,430)	(1,254)

Adjusted EBITDA	$(18,486)	$(5,362)	$(28,089)	$(21,901)

Non-GAAP Financial Measure; Segment Adjusted EBITDA Results

Cummins Westport Inc. (CWI)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Segment operating income	$6,922	$14,920	$33,404	$31,170
Amortization of stock-based compensation	-	-	-	-

Segment Adjusted EBITDA	$6,922	$14,920	$33,404	$31,170

Westport Light-Duty (Westport LD)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Segment operating loss	$(1,555)	$(2,520)	$(3,168)	$(4,118)
Amortization of stock-based compensation	426	259	1,391	323

Segment Adjusted EBITDA	$(1,129)	$(2,261)	$(1,777)	$(3,795)

Westport Heavy-Duty (Westport HD)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Segment operating loss	$(11,774)	$(10,182)	$(29,392)	$(24,539)
Amortization of stock-based compensation	741	788	2,094	788

Segment Adjusted EBITDA	$(11,033)	$(9,394)	$(27,296)	$(23,751)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended September 30, 2012, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, November 8, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 15, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the consolidated revenue and revenue growth of Westport for calendar year 2012, timing for launch and completion of milestones related to the engine products referenced herein, including the CWI ISX12 G, Weichai Westport HPDI engine and EMD locomotive engines, projected Westport engine unit sales in the fourth quarter of 2012, timing for opening of LNG retail plazas and development of refueling infrastructure, results of FortisBC incentive program, timing and expectations for future cash flows, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 15:35e 08-NOV-12